Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

490 Boulevard St-Joseph, Suite 204

Gatineau, Québec

J8Y 3Y7

2.	Date of Material Change

February 15, 2019

3.	News Release

A news release dated February 15, 2019 was disseminated through the facilities of Globe Newswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On February 15, 2019 the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”), as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together with CIBC, the “Lenders”). Under the terms of the credit facility, the Lenders will provide the Company up to C$65 million of secured debt financing.

5.	Full Description of Material Change

On February 15, 2019 the Company entered into a syndicated credit facility with the Lenders. Under the terms of the credit facility, the Lenders will provide the Company up to C$65 million of secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range over its three-year term.

The credit facility consists of a C$50 million term loan and a C$15 million revolving loan, with an uncommitted option to increase the facility by up to C$135 million, subject to the satisfaction of certain customary legal and business conditions. Both loans mature in 2022. The Company may, at its discretion, repay the balance of the loans without penalty, at any time.

The proceeds of the term loan will be used to partially fund the expansion of the Company’s Gatineau, Québec facility and leasehold improvements to its newly leased facility in Belleville, Ontario. The proceeds of the revolving loan will be used for general corporate purposes and working capital.

The interest rate for the loans is a set margin over the Canadian dollar prime rate or a bankers’ acceptance of appropriate term.

The credit facility is secured by the Company and its subsidiaries, including against the Company’s facilities in Gatineau, Québec and Belleville, Ontario, and contains customary financial and restrictive covenants.

Additional details on the credit facility can be found in the Company’s documents, which are available under the Company’s profile on SEDAR at www.sedar.com.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Ed Chaplin, Chief Financial Officer

1-866-438-THCX (8429)

invest@THCX.com

9.	Date of Report

February 25, 2019